# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FB Financial Corporation, CIK 0001649749
CUSIP: 30257X104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 04/23/2026
Amends the filing with accession number 0001123292-26-000565
Filed by CIK 0001703295
Persons authorized to receive notices and communications: Estate of James W. Ayers, c/o James Jonathan Ayers, 450 Tennessee Ave, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Jonathan Ayers, Co-Executor Estate of James W. Ayers, 450 Tennessee Avenue, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Austin McPherson, Co-Executor Estate of James W. Ayers, 6 N. Gill Street, Hazelhurst, Georgia (GA), 31539, 615-866-5434

## Reporting persons
- Estate of James W. Ayers (CIK 0002069230): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,051,841; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 7,051,841 (13.7% of the class)
  Comment: The percentage of the Issuer's outstanding shares of Common Stock, par value $1.00 per share ("Common Stock") represented by the aggregate number of shares of Common Stock reported as beneficially owned by the reporting persons (the "Reporting Persons") in this Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is based on the Issuer's outstanding shares as of March 31, 2026, as disclosed in the Issuer's earnings release issued April 13, 2026. See Item 5. This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on May 9, 2025, as amended by Amendment No. 1 filed on November 18, 2025 and Amendment No. 2 filed on April 21, 2025 (as amended, the "Schedule 13D"), relating to the Reporting Persons' ownership of the Common Stock.
- Ayers J. Jonathan (CIK 0001703295): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 17,692; shared voting power 7,069,533; sole dispositive power 17,692; shared dispositive power 17,692; aggregate amount beneficially owned 7,069,533 (13.7% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 3 is based on the Issuer's outstanding shares as of March 31, 2026, as disclosed in the Issuer's earnings release issued April 13, 2026.
- James Austin McPherson (CIK 0002068430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 11,584; shared voting power 7,063,425; sole dispositive power 11,584; shared dispositive power 11,584; aggregate amount beneficially owned 7,063,425 (13.7% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 3 is based on the Issuer's outstanding shares as of March 31, 2026, as disclosed in the Issuer's earnings release issued April 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: FB Financial Corporation
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Comment: This Amendment No. 3 relates to the Common Stock, and amends and supplements the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. There are no changes to the Schedule 13D except as set forth in this Amendment No. 3.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) - (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The Estate has sole voting control over 7,051,841 shares of Common Stock reported in this Statement, and each of James Jonathan Ayers and James Austin McPherson, solely in his capacity as a co-executor of the Estate, shares voting control over these shares. The Reporting Persons retain voting control over these shares for the purposes of Issuer's 2026 Annual Meeting of Shareholders to be held on May 21, 2026 (the "Annual Meeting") due to the fact that the shares were disposed of as described in Item 5(c) below after March 27, 2026, the record date for the Annual Meeting, but such voting control will be extinguished at the conclusion of the Annual Meeting. James Jonathan Ayers has sole voting and dispositive power over a further 17,692 shares of Common Stock reported in this Statement and James Austin McPherson has sole voting and dispositive power over a further 11,584 shares of Common Stock reported in this Statement.
Transactions in the class effected during the past sixty days:
On April 17, 2026, the Estate distributed 2,250,000 shares of Common Stock, without consideration, to a beneficiary of the Estate.

On April 23, 2026, the Estate distributed 2,400,921 shares of Common Stock, without consideration, to a beneficiary of the Estate.

On April 24, 2026, the Estate distributed 2,400,920 shares of Common Stock, without consideration, to a beneficiary of the Estate.

## Signatures
- Estate of James W. Ayers: /s/ James Jonathan Ayers, James Jonathan Ayers, Co-Executor (04/27/2026)
- Ayers J. Jonathan: /s/ James Jonathan Ayers, James Jonathan Ayers (04/27/2026)
- James Austin McPherson: /s/ James Austin McPherson, James Austin McPherson (04/27/2026)